Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF CUSAC GOLD MINES LTD. (the “Company”)

TO BE HELD AT 911 - 470 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, JULY 27, 2005 AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints David H. Brett, a Director of the Company, or failing this person, Guilford H. Brett, a Director of the Company, or in the place of the foregoing,                                                     (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: _____________________________________

PRINT NAME:_________________________________________________________________

DATE SIGNED: ________________________________________________________________

NUMBER OF SHARES: ______________________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A
2. (a) To elect as Director, DAVID H. BRETT		N/A
(b) To elect as Director, GUILFORD H. BRETT		N/A
(c) To elect as Director, LUARD J. MANNING		N/A
3. To approve the reduction of the exercise price of incentive stock options outstanding to Insiders of the Company from $0.36 and $0.37 per share to an exercise price of $0.15 per share.			N/A

4.

To pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act British Columbia.)

N/A
5. To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares without par value.			N/A
6. To pass a special resolution adopting new Articles in substitution for the existing articles of the Company.			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not complete the  blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified with respect to the matters to be decided at the Meeting, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX

 REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR

 INTERNET VOTING AT http://www.stocktronics.com/webvote